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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.             )*

SmarTire Systems, Inc.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

831913-10-8

(CUSIP Number)

Danhai Mu, Esq., Chu, Ring & Hazel LLP, 49 Melcher Street, Boston, MA 02110
Tel:    617-443-9800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    831913-10-8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Marcello Cipriani

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Italian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,004,795 8. Shared Voting Power None 9. Sole Dispositive Power 1,004,795 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,054,795

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ----	☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

ITEM 1. SECURITY AND ISSUER

This Statement relates to the common stock, without par value (“Common Stock”), of SmarTire Systems, Inc., a Canadian corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 150-13151 Vanier Place, Richmond, British Columbia V6V 2J1, Canada.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed on behalf of Marcello Cipriani (the “Reporting Person”), an Italian citizen, whose address is Via Buonarroti 16, Milan 20143 Italy.

The present principal occupation of the Reporting Person is investments.

To the best of his knowledge, the Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, United States’ federal or state securities laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate amount of funds of the Reporting Person used to purchase the securities reported herein in Item 5 was US$502,397.50 (inclusive of expenses). The source of funds used to purchase securities of the Issuer on behalf of the Reporting Person was US$502,397.50 of personal funds.

ITEM 4. PURPOSE OF TRANSACTION

On September 20, 2002, the Issuer offered in a private placement “units” consisting of senior convertible notes with a stated maturity of December 20, 2002 (each, a “Note”) and three-year common stock warrants at an exercise price of US$1.25 per share. On September 20, 2002, the Reporting Person purchased from the Issuer a Note at the principal amount of US$250,000.00, and in that connection, the Issuer issued to the Reporting Person a Warrant exercisable for 50,000 shares of Common Stock of the Issuer (the “September 2002 Warrant”).

On November 4, 2002, the Issuer offered in a private placement “units” at an offering price of US$0.50 per unit, each unit consisting of one common share and one common share purchase warrant with a stated expiration date of November 4, 2005 at an exercise price of US$0.50 per share (each, a “Unit”). On November 4, 2002, the Reporting Person purchased from the Issuer 1,000,000 Units, consisting of 1,000,000 shares of Common stock and a common share purchase warrant exercisable for 1,000,000 shares of Common Stock (the “November 2002 Warrant”), at an aggregate purchase price of US$500,000.00 by converting the entire Note amount of $250,000.00 and by investing another

$250,000.00 in cash. In addition, the Issuer issued to the Reporting Person an additional 4,795 shares of Common Stock at an issue price of $0.50 per share in lieu of all accrued interest on the Note.

The information set forth in the response to Item 3 above is incorporated herein by reference. Except as set forth in this Item 4, the Reporting Person has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding anything to the contrary contained herein, the Reporting Person reserves the right to change his present intentions with respect to the matters described in this paragraph.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The response to Items 3 and 4 is incorporated herein by reference. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and as a result of the purchase of the 1,000,000 Units by the Reporting Person and the issuance of 4,795 shares of Common Stock in lieu of interest on November 4, 2002, the Reporting Person was deemed to beneficially own 2,054,795 shares of Common Stock (consisting of (i) 1,000,000 shares of Common Stock issued as part of the Units, (ii) 4,795 shares of Common Stock issued in lieu of interest payment on the Note, (iii) 50,000 shares of Common Stock that the Reporting Person has the right to acquire through the exercise of the September 2002 Warrant, and (iv) 1,000,000 shares of Common Stock that the Reporting Person has the right to acquire through the exercise of the November 2002 Warrant) which constitutes approximately 9.9% of the 20,766,164 shares of Common Stock deemed outstanding (consisting of 18,711,369 shares reported to be outstanding as of September 30, 2002 in the Issuer’s Annual Report on Form 10-KSB filed by the Issuer as of October 25, 2002, plus (i) 1,000,000 shares of Common Stock that the Reporting Person has acquired as a result of his purchase of the Units on November 6, 2002, (ii) 4,795 shares of Common Stock issued in lieu of interest on the Note, (iii) 50,000 shares of Common Stock that the Reporting Person has the right to acquire through the exercise of that the September 2002 Warrant, and (iv) 1,000,000 shares of Common Stock that the Reporting Person has the right to acquire through the exercise of the November 2002 Warrant), as determined under Rule 13d-3 of the Securities and Exchange Commission.

The beneficial ownership by the Reporting Person of Common Stock as of the date hereof is as follows:

Reporting Person	No. of Shares Deemed to be Beneficially Owned	Percentage of Issued and Outstanding Shares
Marcello Cipriani	2,054,795	9.9%

Except as set forth above, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons and other entities, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 18,711,369 outstanding shares of Common Stock of the Issuer reported in the Issuer’s Form 10-KSB as filed on October 25, 2002.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in the responses to Items 3, 4 and 5 above is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Dated: November 19, 2002

/s/ Marcello Cipriani
Marcello Cipriani